

June 18, 2012

Mr. John C. Eggermont
President and Chief Executive Officer
Kopjaggers Inc.
28325 Utica Road
Roseville, Michigan 48066

> **Re:** **Kopjaggers Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form 10-12G**
> **Filed May 22, 2012**
> **File No. 000-54307**

Dear Mr. Eggermont:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the acknowledgments we requested at the end of our letter dated April 19, 2011 were provided by counsel. With your next amendment, please provide a written statement from the company acknowledging that:

    -   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    -   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    -   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your response to comment 3 in our letter dated April 19, 2011 that "[t]here is no plan to merge with a business or [sic] acquisition or other business combination." To the extent this is true, please:

- revise the first paragraph of Note 1 on pages 28 and 37 to your financial statements; and
- confirm that your disclosure in Note 1 to your financial statements in your periodic filings filed on May 17, 2012 and May 22, 2012 are incorrect in this regard.

Item 1. Business, page 2

Business, page 2

3. We note your response to comment 6 in our letter dated April 19, 2011 and the related revisions in your filing. We further note your disclosure on page 10 in the second paragraph of the Liquidity and Capital Resources section and your disclosure in the risk factors section for each of your periodic reports filed on May 17, 2012 and May 22, 2012 discussing your involvement in the beverage industry as well as your disclosure in your management's discussion and analysis section for your Form 10-K filed on May 17, 2012 discussing your involvement in the energy market. Please clarify which industry you intend to focus on. To the extent you intend to "focus solely on art transactions," as your response to comment 6 states, please revise page 10 of your filing and confirm to us that references to any other industry in your periodic filings is incorrect.

4. We note your response to comment 7 in our letter dated April 19, 2011 and the related revision in your filing. Please revise your Form 10 and future periodic reports to delete the reference to the company's senior art specialists under the heading "The Auction Market."

Item 1A. Risk Factors, page 5

5. We note your response to comment 26 in our letter dated April 19, 2011. It appears you have deleted both risk factors discussing your lack of a market for common stock. Please explain why you no longer believe this is a material risk. Alternatively, please revise to include this risk factor.

If capital is not available to us to expand our business operations…, page 7

6. We note your response to comment 24 in our letter dated April 19, 2011 that you "have revised [y]our disclosure and included [y]our table of milestones." It does not appear you have added this table. Please clarify or revise.

Item 2. Financial Information, page 10

Plan of Operations, page 10

7. We note your response to comment 31 in our letter dated April 19, 2011. Please revise your filing to elaborate upon the "Target Date" in the second column on page 11. For example, please clarify whether this refers to the anticipated commencement date or the anticipated completion date. For those items listed as "Ongoing," please clarify when you anticipate initiating and completing these line items.

8. We note your response to comment 32 in our letter dated April 19, 2011. Please enhance your discussion of your current plan of operations to detail the requisite steps you have taken and intend to take in:

    - developing your website; and
    - developing marketing materials and finding a marketing director.

9. In your response to comment 32 in our letter dated April 19, 2011, you also state that you no longer intend to acquire art. Please revise to describe the type of inventory you expect to have. In this regard, we note your $50,000 inventory line item in your plan of operations on page 11. Please also revise your disclosure in the last paragraph under the heading "Our Website" on page 4, as well as in future periodic reports, to delete the reference to your artwork for sale from your own inventory since you do not intend to acquire art and your financial statements do not reflect any current inventory.

Item 5. Directors and Executive Officers, page 13

A. Identification of Directors and Executive Officers, page 13

10. We note your response to comment 38 in our letter dated April 19, 2011 that you "have revised [y]our disclosure to provide the specific experience, qualifications, attributes or skills that led to the conclusion they should serve as directors." We cannot locate this disclosure. Please clarify or revise. Please see Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 16

Summary Director Compensation Table, page 17

11. Please revise to remove the total amount of ($2,750) for Mr. Eggermont from the director compensation table.

Item 7. Certain Relationships and Related Transactions

12. We note your response to comment 42 in our letter dated April 19, 2011 that you "have revised [y]our disclosure to reflect $60 which is the correct amount." Based on your

financial statements and related notes, it appears $200 is the correct amount. Please clarify or revise.

13. We note your response to comment 43 in our letter dated April 19, 2011 that you have "revised [y]our disclosure so the disclosure is consistent with the financial statements." It does not appear you have revised your disclosure to discuss the $2,750 you owe to your sole shareholder for funds expended on your behalf. Please revise Item 7 to provide the information required by Items 404(a) and 404(d) of Regulation S-K as it pertains to this related party transaction.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara Ransom
Assistant Director